UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              PS PARTNERS V, LTD.,
                        A CALIFORNIA LIMITED PARTNERSHIP
                                (Name of Issuer)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

      David Goldberg, 701 Western Avenue, Glendale, California 91201-2397,
                             818/244-8080, ext. 529
      --------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (i) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

CUSIP No. N/A

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                              Public Storage, Inc.

2        Check the Appropriate Box if a Member of a Group*

                                     a. [ ]
                                     b. [ ]

3        SEC Use Only

4        Source of Funds*
                  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)    [   ]

6        Citizenship or Place of Organization
                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                  7        Sole Voting Power
                           148,000

                  8        Shared Voting Power
                           N/A

                  9        Sole Dispositive Power
                           148,000

                  10       Shared Dipositive Power
                           N/A

11       Aggregate Amount Beneficially owned by Each Reporting Person
                  148,000

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares* [ ]

13       Percent of Class Represented by Amount in Row (11)
                  100%

14       Type of Reporting Person*
                  CO

         The Statement on Schedule 13D dated June 7, 1994, as previously amended, is amended by this Amendment No. 5 as set forth below:

Item 3.  Source and Amount of Funds or Other Compensation
         ------------------------------------------------

         Item 3 of the Schedule 13D is supplemented as follows:

         On April 19, 2002, Public Storage, Inc. ("PSI"), through a wholly-owned subsidiary, acquired all of the 55,150 Units that were not previously owned by PSI. PSI's acquisition of the 55,150 Units was accomplished through the merger (the "Merger") of PS Partners V Merger Co., Inc., a wholly-owned, second-tier subsidiary of PSI, into the Issuer. The consideration issued by PSI in the Merger to the holders of the 55,150 Units (the "Public Limited Partners") consisted of $12,814,596 in cash and approximately 534,000 shares of Common Stock of PSI ("PSI Common Stock"). The cash consideration was paid by PSI from its working capital.

Item 4.  Purpose of Transaction
         ----------------------

         Item 4 of the Schedule 13D is supplemented as follows:

         Pursuant to the Merger, each of the 55,150 Units held by the Public Limited Partners was converted into the right to receive cash or PSI Common Stock. Based upon the elections made by the Public Limited Partners, PSI paid to the Public Limited Partners an aggregate of $12,814,596 in cash and approximately 534,000 shares of PSI Common Stock. As a result of the Merger (i) PSI, through a wholly-owned subsidiary, owns all of the 148,000 Units in the Partnership and (ii) PSI and B. Wayne Hughes retain their general partner interests in the Partnership, and the Partnership remains in existence.

Item 5   Interest in Securities of the Issuer
         ------------------------------------

         Item 5 of the Schedule 13D is supplemented as follows:

         As of April 19, 2002 the effective date of the Merger, PSI owned 148,000 Units, which constitute 100% of the total number of Units outstanding.

         PSI has the sole power to vote and the sole power to dispose of the 148,000 Units owned by it. These 148,000 Units are held of record by SEI Arlington Acquisition Corporation, a wholly-owned subsidiary of PSI.

         PSI acquired 55,150 Units on April 19, 2002 pursuant to the Merger for an aggregate consideration paid by PSI to the Public Limited Partners of $12,814,596 in cash and approximately 534,000 shares of PSI Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 24, 2002                              PUBLIC STORAGE, INC.

                                                     By: /S/ David Goldberg
                                                         ------------------
                                                         David Goldberg
                                                         Vice President